Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276868

PROSPECTUS SUPPLEMENT NO. 2

(TO PROSPECTUS DATED MAY 5, 2025)

C3IS INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 5, 2025 (“Prospectus”), of C3is Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-276868), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Reports on Form 6-K, furnished to the U.S. Securities and Exchange Commission on June 25, 2025 and September 2, 2025 (collectively, the “Form 6-Ks”). Accordingly, we have attached the Form 6-Ks to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 2, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT.

EXHIBIT INDEX

99.1 Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the Three Months Ended March 31, 2025

*****

This report on Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2025

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer

Exhibit 99.1

C3IS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three-month period ended March 31, 2025 and the three-month period ended March 31, 2024. Unless otherwise specified herein, references to the “Company” or “we” shall include C3is Inc. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on April 28, 2025 (the “Annual Report”). This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” in our Annual Report. You should also carefully read the following discussion with “Forward-Looking Statements.”

We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to “dollars” and “$” in this report are to, and amounts are presented in, U.S. dollars. All share amounts reflect the (1) 1-for-100 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 11, 2024, (2) 1-for-2.5 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on December 31, 2024; and (3) 1-for-6 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 3, 2025.

Overview

C3is Inc. is a ship-owning company providing international seaborne transportation services to drybulk charterers, including major national and private industrial users, commodity producers and traders, and since the third quarter of 2023 to oil producers, refineries and commodities traders.

As of March 31, 2025, the Company’s fleet consisted of three drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers, and one Aframax crude oil tanker that transports crude oil. The total cargo carrying capacity of the fleet is 213,468 dwt.

Our Fleet

As of June 24 , 2025 the profile and deployment of our fleet is the following:

Name	Year built	Country built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter (1)
DRYBULK FLEET
EcoBushfire	2011	Japan	32,000	Handysize drybulk carrier	Time Charter	$12,400	June 2025
Eco Angelbay	2009	Japan	32,000	Handysize drybulk carrier	Time Charter	$8,750	July 2025
Eco Spitfire	2012	Japan	33,664	Handysize drybulk carrier	Time Charter	$13,000	August 2025
TANKER FLEET
Afrapearl II (ex. Stealth Berana)	2010	Korea	115,804	Aframax oil tanker	Spot
Fleet Total			213,468 dwt

(1)	Earliest date charters could expire.

As of June 24, 2025, we had our Handysize drybulk carriers under time charter employment, with one expiring in June 2025, one in July 2025, and one in August 2025. . Our tanker vessel was operating in the spot market, as market conditions and rates were favorable for spot employment.

1

Selected Financial Data

(in US Dollars except for Fleet Data)

The following tables present certain summary historical and other data of C3is Inc. The selected consolidated financial data for the three months ended March 31, 2024, and 2025 are derived from the unaudited interim condensed consolidated financial statements of C3is Inc. included elsewhere in this report. The selected consolidated financial data as of December 31, 2024, are derived from the consolidated financial statements of C3is Inc. included in the annual report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on April 28, 2025 (the “Annual Report”).

Statement of Comprehensive Income Data	For the three-month period ended March 31,
	2024	2025
Revenues	12,792,011	8,670,664
Voyage expenses	2,671,089	2,729,019
Voyage expenses - related party	161,903	108,979
Vessel operating expenses	1,777,270	2,129,489
Vessel operating expenses - related party	33,500	32,500
Depreciation	1,382,297	1,625,471
Management fees - related party	120,120	158,400
General and administrative expenses	1,394,907	527,788
General and administrative expenses - related party	111,436	124,826
Income from operations	5,139,489	1,234,192
Interest and finance costs	(1,929)	(1,963)
Interest and finance costs - related party	(750,617)	(328,582)
Interest income	209,178	149,760
Foreign exchange loss	(179,630)	(3,327)
(Loss) / Gain on warrants	(629,871)	6,866,761
Net income	3,786,620	7,916,841

	As of December 31,	As of March 31,
Balance Sheet Data	2024	2025
Cash and cash equivalents	4,640,343	15,691,873
Time deposits	7,948,706	—
Current assets	16,339,358	21,072,012
Vessels, net	84,149,805	82,524,334
Total assets	100,489,163	103,596,346
Current liabilities	18,690,874	20,821,849
Warrant liability	10,437,034	3,570,273
Total liabilities	29,127,908	24,392,122
Total stockholders’ equity	71,361,255	79,204,224

2

	For the three-month period ended March 31,
Other Financial Data	2024	2025
Net cash provided by operating activities	14,793,672	3,294,491
Net cash provided by investing activities	1,452,006	7,948,706
Net cash provided by/(used in) financing activities	11,222,612	(191,667)

	For the three-month period ended March 31,
Fleet Data	2024	2025
Average number of vessels (1)	3.0	4.0
Total calendar days for fleet (2)	273	360
Total voyage days for fleet (3)	273	360
Total time charter days for fleet (4)	164	247
Total spot market days for fleet (5)	109	113
Fleet utilization (6)	100.0%	100.0%
Fleet operational utilization (7)	93.4%	91.7%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)	Total charter days for fleet are the number of voyage days the vessels operated on time charters for the relevant period.
5)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
6)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding idle days by fleet calendar days for the relevant period.

Result of Operations

Three-month period ended March 31, 2025 compared to three months ended March 31, 2024

An average of 4.0 vessels were owned by the Company during the three months ended March 31, 2025, compared to 3.0 vessels for the same period in 2024.

•

Voyage revenues for the three months ended March 31, 2025, amounted to $8.7 million, a decrease of $4.1 million compared to revenues of $12.8 million for the three months ended March 31, 2024, primarily due to the decrease in charter rates. Total calendar days for our fleet were 360 days for the three months ended March 31, 2025, as compared to 273 days for the same period in 2024. Of the total calendar days in the first three months of 2025, 247 or 68.6%, were time charter days, as compared to 164 or 60.1% for the same period in 2024. Our fleet utilization was 100.0% for both periods of the three months ended March 31, 2025 and 2024, and our fleet operational utilization was 91.7% and 93.4% for the three months ended March 31, 2025 and 2024, respectively.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2025, were $2.8 million and $2.2 million compared to $2.8 million and $1.8 million for the three months ended March 31, 2024. The increase in vessels’ operating expenses was attributed to the increase in the average number of our vessels. Voyage expenses for the three months ended March 31, 2025 included bunker cost and port expenses of $1.5 million and $0.9 million, respectively, corresponding to 54% and 32% of total voyage expenses, since the vessel Afrapearl II operated in the spot market. Operating expenses for the three months ended March 31, 2025 mainly included crew expenses of $1.1 million, corresponding to 50% of total operating expenses, spares and consumables costs of $0.4 million, corresponding to 18% of total vessel operating expenses, and maintenance expenses of $0.3 million, representing works and repairs on the vessels, corresponding to 14% of total vessel operating expenses.

3

•

Depreciation for the three months ended March 31, 2025 was $1.6 million, a $0.2 million increase from $1.4 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the three months ended March 31, 2025 were $0.16 million, a $0.04 million increase from $0.12 million for the same period of last year, due to the increase in the average number of vessels.

•

General and Administrative costs for the three months ended March 31, 2025 and 2024 were $0.7 million and $1.5 million, respectively. The decrease is mainly related to the decrease in equity offering expenses, which occurred in the three-month period ended March 31, 2024, while no offering expenses occurred in the first quarter of 2025. These offering expenses were allocated to warrants issued as part of the two public offerings and classified as liabilities.

•

Interest and finance costs for the three months ended March 31, 2025 were $0.3 million and mainly related to the accrued interest expense – related party, in connection with the $14.6 million payable, representing 90% of the acquisition price of our bulk carrier, the Eco Spitfire; this balance was completely settled in April 2025. For the three months ended March 31, 2024, we reported $0.7 million as accrued interest expense – related party, in connection with $38.7 million payable, representing 90% of the acquisition price of our Aframax tanker, the Afrapearl II; this balance was completely settled in July 2024.

•

Interest income for the three months ended March 31, 2025 and 2024 was $0.1 million and $0.2 million, respectively. The decrease is mainly attributed to a lower amount of funds placed under time deposits.

•

Gain on warrants for the three months ended March 31, 2025 was $6.9 million and mainly related to the net fair value gains on our Class B-1, Class B-2, Class C-1 and Class C-2 warrants which were issued during the first quarter of 2024 in connection with the two public offerings and were classified as liabilities.

Cash Flows

Net cash provided by operating activities

Net cash provided by operating activities was $3.3 million for the three months ended March 31, 2025 compared to $14.8 million for the same period in 2024. This decrease in operating cash flow of $11.5 million was mainly due to the decrease in our profitability by $4.3 million, excluding non-cash items, as well as a result of the unfavorable changes in assets and liabilities from working capital movements between the two periods such as trade and other receivables by $6.5 million due to less collections in 2025 as compared to 2024. Working capital is defined as current assets minus current liabilities.

Net cash provided by investing activities

Net cash provided by investing activities was $7.9 million for the three months ended March 31, 2025 due to the maturity of bank time deposits. Net cash provided by investing activities was $1.5 million for the three months ended March 31, 2024 due to the net increase of bank time deposits.

Net cash provided by/ (used in) financing activities

Net cash used in financing activities was $0.2 million for the three months ended March 31, 2025 representing dividends paid on the preferred stock. Net cash provided by financing activities for the three months ended March 31, 2024 was $11.2 million, representing proceeds from follow-on equity offerings and exercise of warrants, partially offset by the stock issuance costs and dividends paid on the preferred stock.

4

Liquidity and Capital Resources

As of March 31, 2025, we had cash and cash equivalents of $15.7 million.

Our principal sources of funds for our liquidity needs have been cash flows from operations, as well as contribution from Imperial Petroleum Inc. (our former “Parent Company”), and three public offerings of equity securities. Potential additional sources of funds may include additional equity offerings and bank borrowings. We expect future equity offerings and other issuances of our common shares, preferred stock or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, as well as possibly bank borrowings, to be a significant component of the financing for our fleet growth plan. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels and fund working capital requirements.

Our liquidity needs, as of March 31, 2025, primarily related to the funding of the remaining 90% of the purchase price of the acquired handysize bulk carrier, amounted to $14.57 million, which was paid off in full in April 2025. Our liquidity needs also include expenses for operating our vessels, any vessel improvements that may be required and general and administrative expenses.

As of March 31, 2025, we had no bank debt. We may incur indebtedness in the future to finance the growth of our fleet.

We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment and subject to either the successful completion of equity offerings or the incurrence of bank debts, our internally generated cash flows will be sufficient to fund our current operations, including working capital requirements, for at least 12 months as well as long-term, greater than 12 months, capital requirements, taking into account any possible capital commitments and debt service requirements.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs and other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, supply and demand for drybulk cargoes, oil and oil products, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in our operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, our ability to comply with the Nasdaq listing rules, including maintaining compliance with the minimum bid price requirement, and remain listed on Nasdaq, potential liability from pending or future litigation or actions taken by regulatory authorities, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events, including the conflicts in the Middle East, Iran’s threat to close the Strait of Hormuz, and Houthi attacks in the Red Sea and the Gulf of Aden, or acts by terrorists. Risks and uncertainties are further described in the reports we file with the U.S. Securities and Exchange Commission.

5

Index to unaudited interim condensed consolidated financial statements

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF C3IS INC.

Unaudited condensed consolidated balance sheets as of December 31, 2024 and March 31, 2025	F-2
Unaudited condensed consolidated statements of comprehensive income for the three-month periods ended March 31, 2024 and 2025	F-3
Unaudited condensed consolidated statements of stockholders’ equity for the three-month periods ended March 31, 2024 and 2025	F-4
Unaudited condensed consolidated statements of cash flows for the three-month periods ended March 31, 2024 and 2025	F-5
Notes to the unaudited interim condensed consolidated financial statements	F-6

C3is Inc.

Unaudited interim condensed consolidated balance sheets

As of December 31, 2024 and March 31, 2025

(Expressed in United States Dollars, Except for share Data)

		As of December 31, 2024	As of March 31, 2025
Assets
Current assets
Cash and cash equivalents		4,640,343	15,691,873
Time deposits		7,948,706	—
Trade and other receivables		2,815,442	3,096,302
Other current assets	(Note 10)	—	649,692
Inventories	(Note 4)	884,148	1,602,619
Advances and prepayments		21,951	18,630
Operating lease right-of-use assets		28,768	12,896

Total current assets		16,339,358	21,072,012

Non current assets
Vessels, net	(Note 5)	84,149,805	82,524,334

Total non current assets		84,149,805	82,524,334

Total assets		100,489,163	103,596,346

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable		908,342	1,849,586
Payable to related parties	(Note 3)	16,319,561	17,649,881
Accrued and other liabilities	(Note 6)	1,272,095	1,228,809
Operating lease liabilities		28,768	12,896
Deferred income		162,108	80,677

Total current liabilities		18,690,874	20,821,849

Non current liabilities
Warrant liability	(Note 8)	10,437,034	3,570,273

Total non current liabilities		10,437,034	3,570,273

Total liabilities		29,127,908	24,392,122

Commitments and contingencies	(Note 13)
Capital stock, $0.01 par value, 2,000,000,000 shares authorized at December 31, 2024 and March 31, 2025, 706,500 issued and outstanding at December 31, 2024 and March 31, 2025, respectively (Note 8)		7,065	7,065
Preferred Stock, 200,000,000 shares authorized (Note 8) Preferred stock, Series A, $0.01 par value, 600,000 shares issued and outstanding as of December 31, 2024 and March 31, 2025 (Note 8)		6,000	6,000
Additional paid-in capital		71,091,138	71,666,766
Retained earnings		257,052	7,524,393

Total stockholders’ equity		71,361,255	79,204,224

Total liabilities and stockholders’ equity		100,489,163	103,596,346

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.

Unaudited interim condensed consolidated statements of comprehensive income

For the three-month period ended March 31, 2024 and 2025

(Expressed in United States dollars)

		For the three-month period ended March 31,
		2024	2025
Revenues
Revenues	(Note 10)	12,792,011	8,670,664

Total revenues		12,792,011	8,670,664

Expenses
Voyage expenses		2,671,089	2,729,019
Voyage expenses – related party	(Note 3)	161,903	108,979
Vessels’ operating expenses		1,777,270	2,129,489
Vessels’ operating expenses – related party	(Note 3)	33,500	32,500
Management fees – related party	(Note 3)	120,120	158,400
General and administrative expenses		1,394,907	527,788
General and administrative expenses – related party	(Note 3)	111,436	124,826
Depreciation	(Note 5)	1,382,297	1,625,471

Total expenses		7,652,522	7,436,472

Income from operations		5,139,489	1,234,192

Other (expenses)/income
Interest and finance costs		(1,929)	(1,963)
Interest and finance costs – related parties	(Note 3)	(750,617)	(328,582)
Interest income		209,178	149,760
Foreign exchange loss		(179,630)	(3,327)
(Loss)/gain on warrants	(Note 8)	(629,871)	6,866,761

Other (expenses)/income, net		(1,352,869)	6,682,649

Net income		3,786,620	7,916,841

Earnings per share (Note 9)
-Basic		16.61	14.89
-Diluted		16.61	0.01
Weighted average number of shares (Note 9)
-Basic		43,716	465,245
-Diluted		43,716	23,828,240

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.

Unaudited interim condensed consolidated statements of stockholders’ equity

For the three-month periods ended March 31, 2024 and 2025

(Expressed in United States Dollars, Except for Number of Shares)

	Common stock		Preferred stock
	Number	Amount	Number	Amount	Additional paid-in	Retained	Total
	of Shares		of Shares		capital	earnings
Balance, December 31, 2023	5,829	58	600,000	6,000	47,191,872	8,345,919	55,543,849
Issuance of common stock and exercise of warrants, net of issuance costs	124,374	1,244	—	—	6,926,089	—	6,927,333
Issuance of restricted shares and stock-based compensation	—	—	—	—	63,464	—	63,464
Dividends declared on Series A preferred shares ($0.63 per preferred share)	—	—	—	—	—	(189,583)	(189,583)
Down round deemed dividend on Series A preferred shares ($4.77 per preferred share)	—	—	—	—	2,862,000	(2,862,000)	—
Net income for the period ended March 31, 2024	—	—	—	—	—	3,786,620	3,786,620

Balance, March 31, 2024	130,203	1,302	600,000	6,000	57,043,425	9,080,956	66,131,683

	Common stock		Preferred stock
	Number	Amount	Number	Amount	Additional paid-in	Retained	Total
	of Shares		of Shares		capital	earnings
Balance, December 31, 2024	706,500	7,065	600,000	6,000	71,091,138	257,052	71,361,255
Issuance of restricted shares and stock-based compensation	—	—	—	—	113,628	—	113,628
Dividends declared on Series A preferred shares ($0.63 per preferred share)	—	—	—	—	—	(187,500)	(187,500)
Down round deemed dividend on Series A preferred shares, related party ($0.77 per preferred share)	—	—	—	—	462,000	(462,000)	—
Net income for the period ended March 31, 2025	—	—	—	—	—	7,916,841	7,916,841

Balance, March 31, 2025	706,500	7,065	600,000	6,000	71,666,766	7,524,393	79,204,224

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.

Unaudited interim condensed consolidated statements of cash flows

For the three-month period ended March 31, 2024 and 2025

(Expressed in United States Dollars)

	For the three-month period ended March 31,
	2024	2025
Cash flows from operating activities:
Net income for the period	3,786,620	7,916,841
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,382,297	1,625,471
Share based compensation	63,464	113,628
Unrealized foreign exchange loss on time deposits	131,511	—
Unrealized loss/(gain) on warrants	629,871	(6,866,761)
Non-cash lease expense	—	15,872
Offering costs attributable to warrant liability	1,078,622	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	6,207,998	(280,860)
Other current assets	33,846	(649,692)
Inventories	(223,519)	(718,471)
Advances and prepayments	25,328	3,321
Increase/(decrease) in
Trade accounts payable	463,315	941,244
Changes in operating lease liabilities	—	(15,872)
Payable to related parties	999,777	1,334,487
Accrued liabilities	251,052	(43,286)
Deferred income	(36,510)	(81,431)

Net cash provided by operating activities	14,793,672	3,294,491

Cash flows from investing activities
Increase in bank time deposits	(6,801,175)	—
Maturity of bank time deposits	8,253,181	7,948,706

Net cash provided by investing activities	1,452,006	7,948,706

Cash flows from financing activities
Proceeds from follow-on offerings	13,147,990	—
Stock issuance costs	(1,733,711)	—
Dividends paid on preferred shares	(191,667)	(191,667)

Net cash provided by/(used in) financing activities	11,222,612	(191,667)

Net increase in cash and cash equivalents	27,468,290	11,051,530

Cash and cash equivalents at beginning of period	695,288	4,640,343

Cash and cash equivalents at end of period	28,163,578	15,691,873

Supplemental Cash Flow Information
Non-cash Financing Activities

Dividends on preferred shares Series A included in payable to related parties	160,416	158,333

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.

Notes to the unaudited interim condensed consolidated financial statements

(Expressed in United States dollars)

1.	Basis of Presentation and General Information

C3is Inc. (“C3is”) was formed by Imperial Petroleum Inc. (“the former Parent Company”) on July 25, 2022 under the laws of the Republic of the Marshall Islands. Initial share capital of C3is consisted of 500 common shares. Imperial Petroleum Inc. spun off its two Handysize drybulk carriers by contributing to C3is its interest in Drybulk International Trading and Shipping Inc. and in Raw Commodities & Exports Inc. (“Initial Fleet”), each one owning one Handysize drybulk carrier, and $5,000,000 in cash for working capital purposes. The contribution was completed on June 20, 2023 in exchange for 2,122 newly issued common shares and 600,000 5.00% Series A Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) in C3is. On June 21, 2023, Imperial Petroleum Inc., distributed the 2,122 common shares in C3is to the shareholders and warrant holders of Imperial Petroleum Inc. on a pro rata basis (the “Spin off”) and retained the 600,000 Series A Preferred Shares.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of C3is and its subsidiaries, (collectively, the “Company”). The Initial Fleet has been accounted using the historical carrying costs of its assets and liabilities from their dates of incorporation. The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles or U.S GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024 included in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2025 (the “2024 Consolidated Financial Statements”) and, in the opinion of management, reflect all adjustments which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2025 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025. The reporting and functional currency of the Company is the United States Dollar.

The consolidated balance sheet as of December 31, 2024, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

At March 31, 2025, the Company’s fleet was comprised of 3 Handysize drybulk carriers and 1 Aframax crude oil tanker providing worldwide marine transportation services under long, medium or short-term charters.

The Company’s vessels are managed by Brave Maritime Corporation S.A., a company controlled by members of the family of the Company’s Non-Executive Director and former Parent Company’s Chief Executive Officer, since June 21, 2023. Brave Maritime Corporation S.A. is incorporated in Liberia and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. Brave Maritime Corporation S.A. is herein referred to as the “Manager”.

At March 31, 2025, the subsidiaries included in the Company’s unaudited interim condensed consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Drybulk International Trading and Shipping Inc.	04/07/2022	Eco Bushfire	32,000	21/09/2022
Raw Commodities & Exports Inc.	04/07/2022	Eco Angelbay	32,000	19/10/2022
Crude Oil Services International Inc.	06/07/2023	Afrapearl II	115,804	14/07/2023
Spitfire Dragon Transport Inc.	10/04/2024	Eco Spitfire	33,664	10/05/2024

On April 12, 2024, on December 31, 2024, and on April 3, 2025, the Company effected a 1-for-100, a 1-for-2.5 and a 1-for-6 reverse stock splits, of its shares of common stock (collectively referred to as “RSS”), respectively. All share and per share amounts disclosed in these unaudited interim condensed consolidated financial statements give effect to the RSS, retroactively, for all periods presented. The par value and other terms of the Company’s shares of common stock were not affected by the reverse stock split.

2.	Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the 2024 Consolidated Financial Statements. There have been no material changes to these policies or pronouncements in the three months ended March 31, 2025.

3.	Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440, as per the management agreement between the Manager and the Company.

Based on the management agreement between the Manager and the Company, the Manager also receives a brokerage commission of 1.25% on freight, hire and demurrage per vessel. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred, and are included in “Vessels, net” in the unaudited interim condensed consolidated balance sheets.

The Manager also provides crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc.. The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for these services (the “Crew management fees”) and the related expense is included in “Operating expenses – related party” in the unaudited interim condensed consolidated statements of comprehensive income.

In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”). Furthermore, the Company rents office space from the Manager and incurs a rental expense (the “Rental Expense”). The related expenses are included in “General and administrative expenses – related party” in the unaudited interim condensed consolidated statements of comprehensive income.

The current account balance with the Manager at December 31, 2024 and March 31, 2025 was a liability of $1,441,251 and $2,413,771, respectively. The liability as at December 31, 2024 and as at March 31, 2025, mainly represents payments made by the Manager on behalf of the Company.

On July 7, 2023, the Company entered into a memorandum of agreement with Imperial Petroleum Inc. for the acquisition of the vessel “Afrapearl II” for an aggregate consideration of $43,000,000. The vessel was delivered to the Company on July 14, 2023. 10% of the total consideration i.e. $4,300,000 was paid in cash, while the remaining amount of $38,700,000 was paid in July 2024 and had no stated interest. The vessel was recorded at its fair value of $40,000,000 as determined by an independent broker and the liability was recorded at $35,700,000 (the “Remaining Purchase Price”) on July 7, 2023. Since the payment of the remaining amount depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $3,000,000, being the difference between the Remaining Purchase Price and the amount of $38,700,000 that was paid in July 2024, was accounted for as interest over the life of the liability i.e. until July 2024. The interest expense amounting to $750,617 for the three month period ended March 31, 2024, is included in “Interest and finance costs – related party” in the unaudited interim condensed consolidated statement of comprehensive income.

On April 10, 2024, the Company entered into a memorandum of agreement with Transamerica Logistics Inc., a company affiliated with members of the family of the Company’s Non-Executive Chairman for the acquisition of the vessel “Eco Spitfire” for an aggregate consideration of $16,190,000. The vessel was delivered to the Company on May 10, 2024. 10% of the total consideration i.e. $1,619,000 was paid in cash, while the remaining amount of $14,571,000 is payable in April 2025 and has no stated interest. The vessel was recorded at its fair value of $15,000,000 as determined by an independent broker and the liability was recorded at $13,381,000 (the “Remaining purchase price”) on May 10, 2024. Since the payment of the remaining amount of $14,571,000 depends only on the passage of time, this arrangement has been accounted for as seller financing and the financing component amounting to $1,190,000, being the difference between the Remaining purchase price and the amount of $14,571,000 payable in April 2025, will be accounted for as interest over the life of the liability i.e. until April 2025. The interest expense amounting to $328,582 for the three-month period ended March 31, 2025, is included in “Interest and finance costs – related party” in the unaudited interim condensed consolidated statement of comprehensive income.

The current account balance with Imperial Petroleum Inc. at March 31, 2025 was a liability of $158,333 (December 31, 2024: $162,500). The liability for both periods related to the accrued dividend payable on Series A Preferred Shares.

The current account balance with Transamerica Logistics Inc., the company affiliated with members of the family of the Company’s Non-Executive Chairman, at March 31, 2025 was a liability of $15,077,777 (December 31, 2024: liability of $14,715,810). The liability related to the outstanding amount for the acquisition of the vessel “Eco Spitfire” which included the remaining purchase price, accrued interest and payables of $544,130 relating to inventory on board the vessel. This balance was fully paid in April 2025.

The amounts charged by the Company’s related parties comprised the following:

	Location in unaudited interim condensed consolidated statements of comprehensive income	Three-month period ended March 31, 2024	Three-month period ended March 31, 2025
Management fees charged by Brave Maritime Corp.	Management fees – related party	120,120	158,400
Brokerage commissions charged by Brave Maritime Corp.	Voyage expenses – related party	161,903	108,979
Superintendent fees	Vessels’ operating expenses – related party	11,000	2,500
Crew management fees charged by Brave Maritime Corp.	Vessels’ operating expenses – related party	22,500	30,000
Executive compensation	General and administrative expenses– related party	111,436	108,954
Rental expense	General and administrative expenses– related party	—	15,872
Interest expense	Interest and finance costs – related parties	750,617	328,582

4.	Inventories

The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	December 31,	March 31,
	2024	2025
Bunkers	554,165	1,295,417
Lubricants	329,983	307,202

Total	884,148	1,602,619

5.	Vessels, Net

The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, December 31, 2024	94,990,150	(10,840,345)	84,149,805

Depreciation for the period	—	(1,625,471)	(1,625,471)

Balance, March 31, 2025	94,990,150	(12,465,816)	82,524,334

At March 31, 2025, the Company performed an impairment review of its vessels since the book values of three vessels were substantially higher than their market values. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value and no impairment loss was recognized for the three-month period ended March 31, 2025.

6.	Accrued and Other Liabilities

The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	December 31, 2024	March 31, 2025
Vessel operating expenses	965,641	901,455
Voyage expenses	155,275	207,810
Administrative expenses	151,179	119,544

Total	1,272,095	1,228,809

7.	Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, time deposits, trade and other receivables, balances with related parties, trade accounts payable and accrued and other liabilities and warrant liability. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values of cash and cash equivalents, time deposits, balances with related parties, trade and other receivables, trade accounts payable and accrued and other liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and time deposits are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Class B1, Class B2, Class C1 and Class C2 warrant liability is measured at each reporting period end and at each settlement date using the Black & Scholes model and is considered Level 3 item as it is derived by using significant unobservable inputs such as historical volatility.

8.	Stockholders’ equity

Details of the Company’s common stock and preferred stock are discussed in Note 8 of the 2024 Consolidated Financial Statements.

Common stock and warrants:

As of March 31, 2025, the exercise price and number of shares issuable upon exercise of the then outstanding Class B1, Class B2, Class C1 and Class C2 warrants was $1.3007, based on the lowest daily VWAP for the Company’s common stock during the adjustment period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the reverse stock split effective on December 31, 2024 (Note 1). Following the reverse stock split effective on April 3, 2025 (Note 1), the exercise price of the Class B1, Class B2, Class C1 and Class C2 warrants was further adjusted to $3.0391, based on the lowest daily VWAP for the Company’s common stock during an adjustment period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the reverse stock split effective on April 3, 2025, and the number of shares issuable upon exercise of the warrants were adjusted, as presented below, pursuant to the terms of the warrants, such that the aggregate exercise price of such warrants as of their original issuance date will remain unchanged.

Warrant	Shares to be issued upon exercise of remaining warrants based on the estimated exercise price of $1.3007 as of March 31, 2025	Shares to be issued upon exercise of remaining warrants existed as of March 31, 2025 based on the exercise price of $3.0391
Class B1	122,628	52,511
Class B2	7,238,127	3,097,842
Class C1	29,553	12,649
Class C2	7,602,308	3,253,708

Total	14,992,616	6,416,710

As of March 31, 2025, the Company re-valued the outstanding warrants classified as liabilities. For the three months ended March 31, 2025, the Company recognized a gain of $6,866,761 (2024: loss of $629,871) resulting from the change in the fair value of the liability for the unexercised warrants. The value of the outstanding warrants as of March 31, 2025, was $3,570,273 (December 31, 2024: $10,437,034) and presented under ‘Warrant liability” in the unaudited interim condensed consolidated balance sheets. The Company values its warrants classified as liabilities using Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs such as historical volatility. The Company uses the Black & Scholes model for the valuation of the warrants at their issuance and at each settlement and measurement date, under the following assumptions (a) expected volatility (b) risk free rate (c) market value of common stock of, which was the current market price as of the date of each fair value measurement.

For the valuation at March 31, 2025, the Company used a volatility of 60.96%, a risk free rate of 3.96% and a market value of common stock of $3.9.

The following table presents the changes in the warrant liability during the period:

Balance as of December 31, 2024	10,437,034
Change in fair value of warrants	(6,866,761)
Balance as of March 31, 2025	3,570,273

Preferred shares:

As of March 31, 2025, the conversion price of Series A Preferred shares was adjusted to $1.3007, after the RSS effective on December 31, 2024 (Note 1) and further adjusted to $3.0391, after the RSS effective on April 3, 2025 (Note 1). Pursuant to ASC 260, Earnings per Share, the Company recorded a deemed dividend for the down round adjustment of $462,000 which reduced income available to common shareholders in the Company’s earnings per share calculation (Note 9).

Aggregate dividends of $0.2 million were paid on the Company’s Series A Preferred Shares during the three months ended March 31, 2025.

9.	Earnings per share

All of the Company’s shares (including non-vested restricted stock issued under the Company’s equity compensation plans) participate equally in dividend distributions and in undistributed earnings. The Company applies the two-class method of computing earnings per share (“EPS”) as the unvested share-based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested restricted stock as well as undistributed earnings allocated to non-vested stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with the two-class method. The denominator of the basic earnings per common share excludes any non-vested shares as such they are not considered outstanding until the time-based vesting restriction has elapsed. The denominator of the basic earnings per common share includes the total shares issuable upon the cashless exercise of the Class B1 and Class C1 warrants, as the exercise of the warrants is considered virtually certain taking into account that the holder of such warrants may elect to exercise them for no consideration. The Company calculates basic and diluted earnings per share as follows:

	Three-Month Period Ended March 31, 2024		Three-Month Period Ended March 31, 2025
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Numerator
Net income	3,786,620	3,786,620	7,916,841	7,916,841
Less: Cumulative dividends on Series A Perpetual Convertible Preferred Shares	(189,583)	(189,583)	(187,500)	—
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares (Note 8)	(2,862,000)	(2,862,000)	(462,000)	—
Less: Undistributed earnings allocated to non-vested shares	(8,803)	(8,803)	(341,382)	(341,382)
Less: Changes in value of warrant liability	—	—	—	(7,261,964)
Net income attributable to common shareholders	726,234	726,234	6,925,959	313,495
Denominator
Weighted average number of shares outstanding, basic	43,716	43,716	465,245	465,245
Unexercised warrants	—	—	—	11,708,971
Option to purchase common shares	—	—	—	121,772
Series A Perpetual Convertible Preferred Shares	—	—	—	11,532,252
Effect of dilutive shares	—	—	—	23,362,995
Weighted average number of shares outstanding, diluted	—	43,716	—	23,828,240
Earnings per share	16.61	16.61	14.89	0.01

As of March 31, 2025, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted shares and any incremental shares resulting from the exercise of the unexercised Class A warrants that were out-of-the money as of the reporting date, calculated using the treasury stock method. As of March 31, 2025, the number of common shares that can potentially be issued under the outstanding warrants are 3,177 common shares, the aggregate number of unvested restricted shares were 22,932.

As of March 31, 2024, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted shares, any incremental shares resulting from the exercise of the unexercised Class A, B2 and C2 warrants that were out-of-the money as of the reporting date, calculated using the treasury stock method, as well as the 11,532,252 common shares issuable upon the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method. As of March 31, 2024, the number of common shares that can potentially be issued under the outstanding warrants are 14,843,612 common shares and the aggregate number of unvested restricted shares were 530.

10.	Revenues

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Three-month period ended March 31, 2024	Three-month period ended March 31, 2025
Time charter revenues	2,518,230	2,186,825
Voyage charter revenues	10,057,693	6,331,574
Other income	216,088	152,265

Total	12,792,011	8,670,664

The Company generates its revenues from time charters and voyage charters. A significant portion of the voyage hire is typically paid upon the completion of the voyage.

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the three-month period ended March 31, 2024 and 2025 was $1,649,261 and $319,976, respectively, and is included within “Voyage charter revenues” in the above table.

As of December 31, 2024 and March 31, 2025, receivables from the Company’s voyage charters amounted to $1,246,222 and $1,674,469 , respectively.

As of December 31, 2024 and March 31, 2025, the Company recognized $nil and $649,692, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the unaudited interim condensed consolidated balance sheets.

The Company’s time charters have a period of up to 2 months. As of March 31, 2025, the time charters under which the Company’s vessels were employed had a remaining term of less than 2 months.

11.	Equity Compensation Plan

Details of the Company’s equity compensation plan (the “Plan”) are discussed in Note 14 of the 2024 Consolidated Financial Statements.

12.	Income Taxes

The Company is incorporated in the Marshall Islands where the laws do not impose tax on international shipping income. However, the Company is subject to registration and tonnage taxes in the country in which the vessel is registered and managed from, which have been included in vessel operating expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

13.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time charter contracts as of March 31, 2025, amount to $811,400 during the 12-month period ending March 31, 2026.

14.	Subsequent Events

Effective as of April 3, 2025, the Company effected a 1-for-6 reverse stock split of its shares of common stock (Note 1).

In April 2025, the Company paid off the remaining 90% purchase price on the Handysize drybulk carrier, amounting to $14.8 million, using cash provided by operations, cash on hand and net proceeds from equity offerings.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Financial and Operating Results for the three and six months ended June 30, 2025

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of C3is Inc.’s (the “Company”) press release, dated September 2, 2025, announcing its preliminary financial and operating results for the three and six months ended June 30, 2025.

EXHIBIT INDEX

99.1	Press Release dated September 2, 2025

*****

Neither C3is Inc.’s independent accountants, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the preliminary financial results for the three and six months ended June 30, 2025 and 2024, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, the preliminary financial results.

This report on Form 6-K, including exhibit 99.1 hereto other than the section entitled “CEO Dr. Diamantis Andriotis Commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2025

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer

Exhibit 99.1

C3is Inc.

C3is Inc. reports second quarter and six months 2025 financial and operating results

Athens, Greece, September 2, 2025 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing drybulk and tanker seaborne transportation services, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2025.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Our handysize dry bulk carriers are on time charters of short-term durations, producing steady cash flows, while our Aframax tanker operates in the spot market, currently achieving voyage charter rates of around $25,000 per day.

•	All of our vessels are unencumbered.

•

Fleet operational utilization of 78% for the three months ended June 30, 2025, mainly due to the commercial idle days of the Aframax tanker operating in the spot market. Vessels operating under time charter employment had less idle days.

•

Revenues of $10.7 million for the three months ended June 30, 2025, corresponding to a daily TCE[1] of $16,466, as compared to revenues of $10.8 million for the three months ended June 30, 2024, which corresponded to a daily TCE of $23,938.

•	Cash and cash equivalents and time deposits balance of $2.3 million at the end of Q2 2025.

•	For the second quarter of 2025, daily TCE decreased by 31% as compared to the same period in 2024.

•	Net Loss of $5.3 million, EBITDA[1] of $(3.7) million and Loss per Share, Basic, of $8.78 for the three months ended June 30, 2025.

•	For the six months ended June 30, 2025, we reported a Net Income of $2.6 million and Earnings per Share, Basic, of $0.52.

•	Adjusted net income[1] of $1.1 million for the three months ended June 30, 2025, a decrease of 62% compared to $2.9 million for the three months ended June 30, 2024.

•	Adjusted EBITDA[1] of $2.8 million for the three months ended June 30, 2025, a decrease of 43% compared to $4.9 million for the three months ended June 30, 2024.

•

In April 2025, the Company settled the outstanding balance of $14.6 million due to the sellers of the bulk carrier Eco Spitfire, representing 90% of the purchase price of the vessel. The funds used were provided by operations, cash on hand and net proceeds from equity offerings.

[1]

TCE, EBITDA, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

The Company has met all of its capital expenditure commitments, totalling $59.2 million, without resorting to any bank loans. These expenditures mainly related to the acquisitions of our Aframax tanker, the Afrapearl II, and our bulk carrier, the Eco Spitfire.

•

The Company recorded a non-cash adjustment of $6.4 million as “Loss on Warrants” for the three months ended June 30, 2025, mainly due to the change in the fair value of warrants between March 31, 2025 and June 30, 2025.

•	In August 2025, our Aframax tanker, the Afrapearl II, successfully completed its dry-docking, over 23 days at a cost of approximately $1.3 million.

Second Quarter 2025 Results:

•

Voyage revenues for the three months ended June 30, 2025 amounted to $10.7 million, a decrease of $0.1 million compared to revenues of $10.8 million for the three months ended June 30, 2024, primarily due to the decrease in the average TCE rates of our vessels. Total calendar days for our fleet were 364 days for the three months ended June 30, 2025, as compared to 325 days for the same period in 2024. Of the total calendar days in the second quarter of 2025, 217, or 59.6%, were time charter days, as compared to 203 or 62.5% for the same period in 2024. Our fleet operational utilization was 78.0% and 87.7% for the three months ended June 30, 2025 and 2024, respectively.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2025 were $4.7 million and $2.4 million, respectively, compared to $3.1 million and $2.0 million for the three months ended June 30, 2024. The increases in both voyage expenses and vessels’ operating expenses are attributed to the increase in the average number of our vessels. Voyage expenses for the three months ended June 30, 2025 included bunkers cost and port expenses of $2.4 million and $2.3 million, respectively, corresponding to 51% and 49% of total voyage expenses, since our tanker, the Afrapearl II, operated primarily in the spot market. Operating expenses for the three months ended June 30, 2025 mainly included crew expenses of $1.3 million, corresponding to 54% of total operating expenses, spares and consumables costs of $0.5 million, corresponding to 21% of total vessel operating expenses, and maintenance expenses of $0.3 million, representing works and repairs on the vessels, corresponding to 13% of total vessel operating expenses.

•

Depreciation for the three months ended June 30, 2025 was $1.6 million, a $0.1 million increase from $1.5 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the three months ended June 30, 2025 were $0.16 million, a $0.02 million increase from $0.14 million for the same period of last year, due to the increase in the average number of our vessels.

•

General and Administrative costs for the three months ended June 30, 2025 and 2024 were $0.7 million and $0.6 million, respectively. The $0.1 million increase is primarily due to an increase in stock-based compensation costs.

•

Interest and finance costs for the three months ended June 30, 2025 and 2024 were $0.04 million and $0.9 million, respectively. This decrease is related to the accrued interest expense – related party, in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker, the Afrapearl II - which was completely repaid in July 2024 - and our bulk carrier, the Eco Spitfire, which was completely repaid in April 2025.

•

Interest income for the three months ended June 30, 2025 and 2024 was $0.03 million and $0.4 million, respectively. This decrease is due to the reduction in time deposits held by the Company, after the settlement of the balance due on the bulk carrier, the Eco Spitfire.

•

Loss on warrants for the three months ended June 30, 2025 was $6.4 million whereas loss on warrants for the three months ended June 30, 2024 was $14.5 million. This change related to net fair value losses on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants and were classified as liabilities.

•	Net Loss of $5.3 million and related EPS of ($8.78).

•

Adjusted net income was $1.1 million corresponding to an Adjusted (loss)/earnings per share (“EPS”), basic, of ($0.51) for the three months ended June 30, 2025, compared to an Adjusted Net Income of $2.9 million corresponding to an Adjusted EPS, basic, of $6.15 for the same period of last year. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•

Adjusted EBITDA for the three months ended June 30, 2025 and 2024 amounted to $2.8 million and $4.9 million, respectively. An average of 4.0 vessels were owned by the Company during the three months ended June 30, 2025 compared to 3.6 vessels for the same period in 2024.

Six months 2025 Results:

•

Voyage revenues for the six months ended June 30, 2025 amounted to $19.4 million, a decrease of $4.2 million compared to revenues of $23.6 million for the six months ended June 30, 2024, primarily due to the decrease in the average TCE rate of our vessels. Total calendar days for our fleet were 724 days for the six months ended June 30, 2025, as compared to 598 days for the same period in 2024. Of the total calendar days in the first six months of 2025, 464 or 64.1%, were time charter days, as compared to 367 or 61.4% for the same period in 2024. Our fleet operational utilization was 84.8% and 90.3% for the six months ended June 30, 2025 and 2024, respectively.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2025 were $7.6 million and $4.6 million, compared to $6.0 million and $3.8 million for the six months ended June 30, 2024. The increases in both voyage expenses and vessels’ operating expenses are attributed to the increase in the average number of our vessels. Voyage expenses for the six months ended June 30, 2025 mainly included bunker costs of $3.9 million, corresponding to 51% of total voyage expenses, and port expenses of $3.2 million, corresponding to 42% of total voyage expenses, since our tanker, the Afrapearl II, operated primarily in the spot market. Operating expenses for the six months ended June 30, 2025 mainly included crew expenses of $2.4 million, corresponding to 52% of total operating expenses, spares and consumables costs of $0.9 million, corresponding to 20%, and maintenance expenses of $0.6 million, representing works and repairs on the vessels, corresponding to 13% of total vessel operating expenses.

•

Depreciation for the six months ended June 30, 2025 was $3.3 million, a $0.4 million increase from $2.9 million for the same period of last year, due to the increase in the average number of our vessels.

•	Management fees for the six months ended June 30, 2025 and 2024 were $0.3 million for both periods.

•

General and Administrative costs for the six months ended June 30, 2025 and 2024 were $1.3 million and $2.1 million, respectively. The $0.8 million decrease mainly related to expenses incurred in the six months ended June 2024 relating to the two public offerings.

•

Interest and finance costs for the six months ended June 30, 2025 and 2024 were $0.4 million and $1.7 million, respectively. The $1.3 million decrease is related to the accrued interest expense – related party, in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker, the Afrapearl II - which was completely repaid in July 2024 - and our bulk carrier, the Eco Spitfire, which was completely repaid in April 2025.

•

Interest income for the six months ended June 30, 2025 and 2024 was $0.2 million and $0.6 million respectively. The decrease of $0.4 million is due to the reduction in time deposits held by the Company, after the settlement of the balance due on the bulk carrier, the Eco Spitfire.

•

Gain on warrants for the six months ended June 30, 2025 was $0.5 million as compared with the loss on warrants of $15.2 million for the six months ended June 30, 2024, and mainly related to the net fair value changes on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants and were classified as liabilities.

•	Net Income of $2.6 million and related EPS of $0.52.

•

Adjusted Net Income was $2.3 million, corresponding to an Adjusted EPS, basic, of $0.15 for the six months ended June 30, 2025, compared to an adjusted net income of $7.3 million, corresponding to an Adjusted EPS, basic, of $17.41 for the same period of the last year. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	Adjusted EBITDA for the six months ended June 30, 2025 and 2024 amounted to $5.8 million and $11.3 million respectively.

•	An average of 4.0 vessels were owned by the Company during the six months ended June 30, 2025 compared to 3.3 vessels for the same period of 2024.

CEO Dr. Diamantis Andriotis commented:

For the first half of 2025, we reported Voyage Revenues of $19.4 million, EBITDA of $6.0 million, Net Income of $2.6 million, and EPS of $0.52.

In April 2025 we paid off the remaining balance of $14.6 million due on our bulk carrier, the Eco Spitfire. In August 2025, we successfully completed the dry-docking of our Aframax tanker, the Afrapearl II.

Major changes in the maritime shipping industry were caused by extensive transitions in the world due to geopolitical factors, environmental regulations, demand patterns and weather-related challenges. Despite these shifting dynamics, C3is Inc.’s performance remained solid, with an increase of its fleet capacity by over 230% since inception, without incurring any bank debt.

We are fully deleveraged, thus significantly enhancing our financial flexibility. This financial position provides a strong foundation for our future growth.

Our performance so far has demonstrated our resilience and strategic focus; we are confident that we have established foundations that are adaptable to this changing environment, thereby enhancing our fundamental ability to both further develop existing core businesses, as well as explore potential new growth businesses.

Conference Call details:

On September 2, 2025, at 11:00 am ET, the Company’s management will host a conference call to present the results and the company’s operations and outlook.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through C3is Inc. website (www.c3is.pro). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing drybulk and crude oil seaborne transportation services. The Company owns four vessels, three Handysize drybulk carriers with a total capacity of 97,664 deadweight tons (dwt) and an Aframax oil tanker with a cargo carrying capacity of approximately 115,800 dwt, resulting in a fleet total capacity of 213,464 dwt. C3is Inc.’s shares of common stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance including our intentions relating to fleet growth and diversification and financing, and outlook for our shipping sectors and vessel earnings, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3is Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3is Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: our ability to maintain compliance with Nasdaq continued listing requirements, the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs or other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3is Inc.’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in any financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, including the conflict in Ukraine and related sanctions and the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3is INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

00-30-210-6250-001

E-mail: info@c3is.pro

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2024 and June 30, 2025.

FLEET DATA	Q2 2024	Q2 2025	6M 2024	6M 2025
Average number of vessels (1)	3.6	4.0	3.3	4.0
Period end number of owned vessels in fleet	4	4	4	4
Total calendar days for fleet (2)	325	364	598	724
Total voyage days for fleet (3)	321	364	594	724
Fleet utilization (4)	98.8%	100.0%	99.3%	100.0%
Total charter days for fleet (5)	203	217	367	464
Total spot market days for fleet (6)	118	147	227	260
Fleet operational utilization (7)	87.7%	78.0%	90.3%	84.8%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with repairs, drydockings or special or intermediate surveys.

4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing voyage days by fleet calendar days for the relevant period.
5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net (loss)/income before loss/(gain) on warrants and share based compensation. EBITDA represents net (loss)/income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net (loss)/income before interest and finance costs, interest income, depreciation, loss/(gain) on warrants and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six-Month Period Ended June 30th,
	2024	2025	2024	2025
Net (Loss)/Income - Adjusted Net Income
Net (loss)/income	(11,756,952)	(5,328,450)	(7,970,332)	2,588,391
Plus/(less) loss/(gain) on warrants	14,546,665	6,358,529	15,176,536	(508,232)
Plus share based compensation	63,015	114,890	126,480	228,518
Adjusted Net income	2,852,728	1,144,969	7,332,684	2,308,677

Net (Loss)/Income - EBITDA
Net (loss)/income	(11,756,952)	(5,328,450)	(7,970,332)	2,588,391
Plus interest and finance costs	947,877	39,582	1,700,423	370,127
Less interest income	(433,389)	(27,504)	(642,567)	(177,264)
Plus depreciation	1,544,412	1,625,470	2,926,709	3,250,941
EBITDA	(9,698,052)	(3,690,902)	(3,985,767)	6,032,195

Net (Loss)/Income - Adjusted EBITDA
Net (loss)/income	(11,756,952)	(5,328,450)	(7,970,332)	2,588,391
Plus loss/Less (gain) on warrants	14,546,665	6,358,529	15,176,536	(508,232)
Plus share based compensation	63,015	114,890	126,480	228,518
Plus interest and finance costs	947,877	39,582	1,700,423	370,127
Less interest income	(433,389)	(27,504)	(642,567)	(117,264)
Plus depreciation	1,544,412	1,625,470	2,926,709	3,250,941
Adjusted EBITDA	4,911,628	2,782,517	11,317,249	5,752,481

EPS
Numerator
Net (loss)/income	(11,756,952)	(5,328,450)	(7,970,332)	2,588,391
Less: Cumulative dividends on preferred shares	(189,583)	(189,583)	(379,166)	(377,083)
Less: Undistributed earnings allocated to non-vested shares	—	—	—	(11,926)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	—	(1,356,000)	(2,862,000)	(1,818,000)
Net (loss)/income attributable to common shareholders, basic	(11,946,535)	(6,874,033)	(11,211,498)	381,382
Denominator
Weighted average number of shares	432,757	782,631	234,474	733,370
EPS - Basic	(27.61)	(8.78)	(47.82)	0.52

Adjusted EPS
Numerator
Adjusted net income	2,852,728	1,144,969	7,332,684	2,308,667
Less: Cumulative dividends on preferred shares	(189,583)	(189,583)	(379,166)	(377,083)
Less: Undistributed earnings allocated to non-vested shares	(3,257)	—	(9,225)	(3,444)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	—	(1,356,000)	(2,862,000)	(1,818,000)
Adjusted net income/(loss) attributable to common shareholders, basic	2,659,888	(400,614)	4,082,293	110,150

Denominator
Weighted average number of shares	432,757	782,631	234,477	733,370
Adjusted EPS	6.15	(0.51)	17.41	0.15

Reconciliation of TCE:

Time Charter Equivalent rate or “TCE” rate is determined by dividing voyage revenue net of voyage expenses by voyage days for the relevant time period. TCE is a non-GAAP measure which provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to Time charter equivalent revenues assisting the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods.

(Expressed in U.S. Dollars except for available days and Time charter equivalent rate)	Q2 2024	Q2 2025	6M 2024	6M 2025
Voyage revenues	10,827,194	10,737,341	23,619,205	19,408,005
Voyage expenses	3,142,982	4,743,553	5,975,974	7,581,551
Time charter equivalent revenues	7,684,212	5,993,788	17,643,231	11,826,454
Total voyage days for fleet	321	364	594	724
Time charter equivalent rate	23,938	16,466	29,702	16,335

C3is Inc.

Unaudited Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Q2 2024	Q2 2025	6M 2024	6M 2025
Revenues
Revenues	10,827,194	10,737,341	23,619,205	19,408,005

Total revenues	10,827,194	10,737,341	23,619,205	19,408,005

Expenses
Voyage expenses	3,009,046	4,614,730	5,680,135	7,343,749
Voyage expenses – related party	133,936	128,823	295,839	237,802
Vessels’ operating expenses	1,953,301	2,360,493	3,730,571	4,489,982
Vessels’ operating expenses – related party	33,667	34,000	67,167	66,500
Drydocking costs	—	78,701	—	78,701
Management fees – related party	143,000	160,160	263,120	318,560
General and administrative expenses	490,991	531,893	1,885,898	1,059,681
General and administrative expenses – related party	111,623	145,419	223,059	270,245
Depreciation	1,544,412	1,625,470	2,926,709	3,250,941

Total expenses	7,419,976	9,679,689	15,072,498	17,116,161

Income from operations	3,407,218	1,057,652	8,546,707	2,291,844

Other (expenses)/income
Interest and finance costs	(6,663)	(2,229)	(8,592)	(4,192)
Interest and finance costs – related party	(941,214)	(37,353)	(1,691,831)	(365,935)
Interest income	433,389	27,504	642,567	177,264
Foreign exchange loss	(103,017)	(15,495)	(282,647)	(18,822)
(Loss)/gain on warrants	(14,546,665)	(6,358,529)	(15,176,536)	508,232

Other (expenses)/income, net	(15,164,170)	(6,386,102)	(16,517,039)	296,547

Net (loss)/income	(11,756,952)	(5,328,450)	(7,970,332)	2,588,391

(Loss)/Earnings per share (ii)
- Basic	(27.61)	(8.78)	(47.82)	0.52
- Diluted	(27.61)	(8.78)	(47.82)	(0.06)
Weighted average number of shares
- Basic	432,757	782,631	234,474	733,370
- Diluted	432,757	782,631	234,474	1,804,320

ii	The computation of (loss)/earnings per share gives retroactive effect to the reverse stock splits effected in April 2024, December 2024 and April 2025.

C3is Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2024	June 30, 2025
Assets
Current assets
Cash and cash equivalents	4,640,343	675,771
Time deposits	7,948,706	1,600,000
Trade and other receivables	2,815,442	5,682,159
Other current assets	—	27,891
Inventories	884,148	1,142,233
Advances and prepayments	21,951	18,193
Operating lease right-of-use assets	28,768	58,525

Total current assets	16,339,358	9,204,772

Non current assets
Vessels, net	84,149,805	80,898,864

Total non current assets	84,149,805	80,898,864

Total assets	100,489,163	90,103,636

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	908,342	1,350,901
Payable to related parties	16,319,561	2,964,300
Accrued and other liabilities	1,272,095	1,223,554
Operating lease liabilities	28,768	58,525
Deferred income	162,108	115,667

Total current liabilities	18,690,874	5,712,947

Non current liabilities
Warrant liability	10,437,034	9,799,073

Total non current liabilities	10,437,034	9,799,073

Total liabilities	29,127,908	15,512,020

Commitments and contingencies
Stockholders’ equity
Capital stock	7,065	9,239
Preferred stock, Series A	6,000	6,000
Additional paid-in capital	71,091,138	73,926,017
Retained earnings	257,052	650,360

Total stockholders’ equity	71,361,255	74,591,616

Total liabilities and stockholders’ equity	100,489,163	90,103,636

C3is Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	6M 2024	6M 2025
Cash flows from operating activities
Net (loss)/income for the period	(7,970,332)	2,588,391
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	2,926,709	3,250,941
Share based compensation	126,480	228,518
Unrealized foreign exchange loss on time deposits	156,921	—
Loss/(gain) on warrants	15,176,536	(508,232)
Noncash lease expense	2,386	33,002
Offering costs attributable to warrant liability	1,078,622	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	7,265,016	(2,866,717)
Other current assets	(64,399)	(27,891)
Inventories	(420,139)	(258,085)
Advances and prepayments	35,925	3,758
Increase/(decrease) in
Trade accounts payable	361,504	442,559
Changes in operating lease liabilities	(2,386)	(33,002)
Payable to related parties	2,659,029	27,823
Accrued and other liabilities	244,147	(48,541)
Deferred income	(183,023)	(46,441)

Net cash provided by operating activities	21,392,996	2,786,083

Cash flows from investing activities
Acquisition of vessel	(1,623,125)	—
Increase in bank time deposits	(20,001,175)	(1,600,000)
Maturity of bank time deposits	15,012,671	7,948,706

Net cash (used in)/provided by investing activities	(6,611,629)	6,348,706

Cash flows from financing activities
Proceeds from follow-on offerings	13,147,990	—
Repayment of seller and capital expenditures financing	—	(13,381,000)
Proceeds from exercise of warrants	5,852,396	660,806
Stock issuance costs	(1,778,633)	—
Dividends paid on preferred shares	(381,250)	(379,167)

Net cash provided by/(used in) financing activities	16,840,503	(13,099,361)

Net increase/(decrease) in cash and cash equivalents	31,621,870	(3,964,572)
Cash and cash equivalents at beginning of period	695,288	4,640,343

Cash and cash equivalents at end of period	32,317,158	675,771